UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   G. Jackson Tankersley, Jr.
   751 International Island Drive
   Castle Rock, CO  80104

2. Date of Event Requiring Statement (Month/Day/Year)
   11/09/2001

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Exabyte Corporation
   EXBT

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common                                     |     64,000           |     I          |  See Note 1                                   |
Common                                     |  3,507,200           |     I          |  See Note 2                                   |
Common                                     |    428,800           |     I          |  See Note 3                                   |
Common                                     |     12,212           |     I          |  See Note 4                                   |
Common                                     |     29,853           |     I          |  See Note 5                                   |
Common                                     |     21,404           |     I          |  See Note 6                                   |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Common (Right to buy)   |See Note7|11/09/11 |   Common              |   20,000|  $0.65   |   D         |                           |
Series H convertible    |         |         |                       |         |          |             |                           |
  preferred             |11/09/01 |  N/A    |   Common              |   71,111|  $1.00   |   I         |     See Note 1            |
Series H convertible    |         |         |                       |         |          |             |                           |
  preferred             |11/09/01 |  N/A    |   Common              |3,896,890|  $1.00   |   I         |     See Note 2            |
Series H convertible    |         |         |                       |         |          |             |                           |
  preferred             |11/09/01 |  N/A    |   Common              |  476,444|  $1.00   |   I         |     See Note 3            |
Series H convertible    |         |         |                       |         |          |             |                           |
  preferred             |11/09/01 |  N/A    |   Common              |   21,773|  $1.00   |   I         |     See Note 4           |
Series H convertible    |         |         |                       |         |          |             |                           |
  preferred             |11/09/01 |  N/A    |   Common              |   76,881|  $1.00   |   I         |     See Note 5           |
Series H convertible    |         |         |                       |         |          |             |                           |
  preferred             |11/09/01 |  N/A    |   Common              |   32,884|  $1.00   |   I         |     See Note 6           |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
NOTE 1: Shares are held by Meritage Entrepreneurs Fund, L.P. Reporting person is a managing member of the sole general partner of Meritage Entrepreneurs Fund, L.P., Meritage Investment Partners, LLC. Mr. Tankersley disclaims all beneficial ownership of such shares.
NOTE 2: Shares are held by Meritage Private Equity Fund, L.P. Reporting person is a managing member of the sole general partner of Meritage Private Equity Fund, L.P., Meritage Investment Partners, LLC. Mr. Tankersley disclaims all beneficial ownership of such shares.
NOTE 3: Shares are held by Meritage Private Equity Parallel Fund, L.P. Reporting person is a managing member of the sole general partner of Meritage Private Equity Parallel Fund, L.P., Meritage Investment Partners, LLC. Mr. Tankersley disclaims all beneficial ownership of such shares.
NOTE 4: Shares are held by The Millennial Fund. The Millennial Fund is not a separate legal entity and the reporting person is the beneficial owner of all shares held in that name.
NOTE 5: Shares are held by Millennial Holdings, LLC. Reporting person is the managing member of Millennial Holdings LLC and disclaims all beneficial ownership of such shares.
NOTE 6: Shares are held by Tankersley Family Limited Partnership. Reporting person is the sole general partner of Tankersley Family Limited Partnership and disclaims beneficial ownership of such shares.
NOTE 7: Stock Options granted to directors pursuant to the Company's Incentive Plan vest as to 2% per month thereafter over 50 months.


SIGNATURE OF REPORTING PERSON

/s/  G. Jackson Tankersley
-----------------------------

DATE

November 19, 2001
-----------------------------